UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001-40876

IHS Holding Limited

(Exact Name of Registrant as Specified in Its Charter)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting Results

On June 28, 2024, IHS Holding Limited (the “Company”) held its 2024 annual general meeting of shareholders (the “AGM”). At the AGM, the holders of 277,415,173 of the Company’s ordinary shares, as of the May 2, 2024 record date (the “Record Date”) were represented in person or by proxy, constituting a quorum. Voting at the AGM was conducted by way of a poll, and other than in respect of certain limitations and exceptions as detailed in the Existing Articles (as defined below), each ordinary share issued and outstanding as of the close of business on the Record Date was entitled to one (1) vote on each resolution at the AGM.

The following are the voting results for the proposals considered and voted upon at the AGM, each of which was described in greater detail in the shareholder materials furnished with the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on May 21, 2024.

Proposal No. 1: To elect Frank Dangeard and Phuthuma Nhleko to serve as Class I Directors until the Company’s annual general meeting to be held for the year ended December 31, 2027 (the “2027 AGM”) or, if the Restated Articles (as defined below) are adopted at the AGM, until the annual general meeting to be held for the year ended December 31, 2025 (the “2025 AGM”) and in either case, or until their earlier death, resignation, disqualification or removal.

Nominee	For	Withheld	Broker Non-Votes
Frank Dangeard	192,069,571	168,883	0
Phuthuma Nhleko	191,990,645	247,809	0

Proposal No. 2: Subject to and effective upon the adoption of the Restated Articles (as defined below) at the AGM, the election of Mallam Bashir Ahmad El-Rufai and Nicholas Land as Class II Directors until the 2025 AGM, or until their earlier death, resignation, disqualification or removal.

Nominee	For	Withheld	Broker Non-Votes
Mallam Bashir Ahmad El-Rufai	191,340,788	897,666	0
Nicholas Land	190,545,856	1,692,598	0

Proposal No. 3: To resolve as a special resolution that the existing Amended and Restated Memorandum and Articles of Association of the Company (the “Existing Articles”) be replaced in their entirety with the Second Amended and Restated Memorandum and Articles of Association (the “Restated Articles”) in the form tabled at the AGM.

For	Against	Abstain	Broker Non- Votes
188,284,591	3,890,865	85,239,717	0

Based on the foregoing votes, Frank Dangeard and Phuthuma Nhleko were elected as Class I Directors, Mallam Bashir Ahmad El-Rufai and Nicholas Land were elected as Class II Directors, and Proposal 3 was approved. The Second Amended and Restated Memorandum and Articles of Association of the Company are filed herewith as Exhibit 99.1 to this Report on Form 6-K.

Exhibit No.	Description

99.1	Second Amended and Restated Memorandum and Articles of Association of IHS Holding Limited, as of June 28, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IHS Holding Limited

Date: June 28, 2024	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief Financial Officer